Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S‑8 (Nos. 333-35621, 333-91783, 333-152032, 333-158870, 333-165978, 333-180400, 333-187802 and 333-203319) of Aerojet Rocketdyne Holdings, Inc. of our report dated June 29, 2016, except with respect to our opinion on the financial statements insofar as it relates to the effects of the change in presentation of investments in certain entities that calculate net asset value per share discussed in Note 1 as to which the date is June 2, 2017, relating to the statement of net assets available for benefits of the Aerojet Rocketdyne Retirement Savings Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
Sacramento, CA
June 2, 2017